UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 4)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 4 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. The Statement relates to the tender offer by H. Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding Shares at a price of $13.00 net per share (subject to applicable withholding taxes), without interest.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Item 3 is hereby amended by restating the amounts set forth in the rows with respect to David P. Southwell and David C. Stump, M.D. in the table on page 7 of the Statement under the heading “Treatment of Restricted Stock Units,” as follows:

Name of Executive Officer or Director	Cash Consideration for Shares (1)	Cash Consideration for RSUs	Cash Consideration for Stock Options	Total Cash Consideration in connection with Offer and Proposed Merger
David P. Southwell	$1,180,855	$—	$515,160	$1,696,015
David C. Stump, M.D.	$254,488	$—	$4,639,899	$4,894,387

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used

Item 5 is hereby amended by restating the first full paragraph on page 26 of the Statement under the heading “Capped Call Transactions” in its entirety as follows:

HGS’ April 19, 2012 announcement that it had received an unsolicited proposal from GSK constituted an Announcement Event, giving rise to a right of adjustment on the part of Goldman Sachs and the other counterparty, each in its capacity as the calculation agent under the capped call transactions to which it is a party. Goldman Sachs has advised the Company that its current intention is not to make a current adjustment as a result of the April 19, 2012 Announcement Event, but rather to defer any adjustment at this time.

Item 8.	Additional Information

Item 8 is hereby amended by restating the text under the heading “Cautionary Statement Concerning Forward-Looking Statements” in its entirety as follows:

This Solicitation/Recommendation Statement on Schedule 14D-9 includes statements that are forward-looking. These forward-looking statements include those regarding our expectations for BENLYSTA, darapladib, albiglutide and raxibacumab, among others. These forward-looking statements are based on our current intentions, beliefs and expectations regarding future events. We cannot guarantee that any forward-looking statement will be accurate. Investors should realize that if underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could differ materially from our expectations. Investors are, therefore, cautioned not to place undue reliance on any forward-looking statement. Any forward-looking statement speaks only as of the date of this Solicitation/Recommendation Statement on Schedule 14D-9, and, except as required by law, we do not undertake to update any forward-looking statement to reflect new information, events or circumstances.

Some important factors that could cause our actual results to differ from our expectations in these forward-looking statements include: our lack of commercial experience and dependence on the sales growth of BENLYSTA; any failure to commercialize BENLYSTA successfully; the occurrence of adverse safety events with our products; changes in the availability of reimbursement for BENLYSTA; the inherent uncertainty of the timing, success of, and expense associated with, research, development, regulatory approval and commercialization of our pipeline products, including darapladib and albiglutide, and new indications for existing products; uncertainty as to the future success of darapladib and GSK’s ability to develop and commercialize darapladib; substantial competition in our industry, including from branded and generic products; the highly regulated nature of our business; uncertainty regarding our intellectual property rights and those of others; the ability to manufacture at appropriate scale, and in compliance with regulatory requirements, to meet market demand for our products; our substantial indebtedness and lease obligations; our dependence on collaborations over which we may not always have full control; foreign exchange rate valuations and fluctuations; the impact of our acquisitions and strategic transactions; changes in the health care industry in the U.S. and other countries, including government laws and regulations relating to sales and promotion, reimbursement and pricing generally; significant litigation adverse to the Company, including product liability and patent infringement claims; our ability to attract and retain key personnel; increased scrutiny of the health care industry by government agencies and state attorneys general resulting in investigations and prosecutions; risks and uncertainties associated with the Offer; the outcome of any litigation related to the Offer or any other offer or proposal; and the Board’s recommendation to the stockholders concerning the Offer or any other offer or proposal.

Without limiting the generality of the foregoing, this Solicitation/Recommendation Statement on Schedule 14D-9 includes projected information with respect to patient share, market size opportunity, and revenues from BENLYSTA which may or may not occur because of the factors described above or because physician and market acceptance of BENLYSTA does not occur as projected. In 2012, HGS plans to initiate Phase 3 clinical trials for BENLYSTA in vasculitis and active lupus nephritis and there can be no assurance that the clinical trials will be successful, that the necessary approvals for commercialization will be received, that even if approved the results of the clinical trials will support a market opportunity of the size presented or that the revenue projections for BENLYSTA in vasculitis and active lupus nephritis will be realized. In addition, this Solicitation/Recommendation Statement on Schedule 14D-9 includes information regarding potential market opportunities for, and revenue, costs and the value to HGS from, darapladib, albiglutide and other of HGS’ pipeline drugs. Darapladib and albiglutide are currently in Phase 3 clinical trials and there can be no assurance that the clinical trials will be successful, that the necessary approvals for commercialization will be received, that even if approved the results of the clinical trials will support a market opportunity of the size presented or that the revenue, costs or value projections for darapladib or albiglutide will be realized. HGS cannot guarantee or be assured of its future performance.

The foregoing sets forth many, but not all, of the factors that could cause actual results to differ from our expectations in any forward-looking statement. Investors should consider this cautionary statement, as well as the risk factors identified in our periodic reports filed with the SEC, when evaluating our forward-looking statements.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:	/s/ James H. Davis
Name:	James H. Davis
Title:	Executive Vice President, General Counsel and Secretary

Dated: May 25, 2012